Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  Nash Finch Co
                                  Common Stock
                             CUSIP Number 631158102

Date of Event Which Requires Filing of this Statement:      December 31, 2007

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  X  ]  Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

CUSIP No. 631158102

         1)     Name of reporting person:
                Brandywine Global Investment Management, LLC
                Tax Identification No.:
                51-0294065

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Delaware

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          910,180
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   921,751

         9)     Aggregate amount beneficially owned by each reporting person:
                  921,751

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  6.81%

         12)    Type of reporting person:
                       IA, OO
 ___________________________________________________________________________
         Item 1a)     Name of issuer:
                           Nash Finch Co

         Item 1b)     Address of issuers principal executive offices:
                           7600 France Ave
                           PO Box 355
                           South Minneapolis MN 55435

         Item 2a)    Name of person filing:
                           Brandywine Global Investment Management, LLC

         Item 2b)    Address of  principal business office:
                           2929 Arch Street
                               8th Floor
                         Philadelphia, PA 19104

         Item 2c)    Citizenship:
                           Delaware Limited Liability Company

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:   631158102

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:
         (a)[ ]Broker or dealer under Section 15 of the Act.
         (b)[ ]Bank as defined in Section 3(a) (6) of the Act.
         (c)[ ]Insurance Company as defined in Section 3(a) (6) of the Act.
         (d)[ ]Investment Company registered under Section 8 of the Investment Company Act.
         (e)[X]Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[ ]Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g)[ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h)[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned: 921,751

         (b)     Percent of Class:  6.81%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    910,180
                  (ii)  shared power to vote or to direct the vote:
                                    - 0 -
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    921,751

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                    No single account owns more than 5% of the shares outstanding.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                           n/a

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------------
         Date - February 14, 2008

         Brandywine Global Investment Management, LLC


         By _________________________________________________
            /s/  Mark Glassman   Chief Accounting Officer